UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 14)

Under the Securities Exchange Act of 1934

Energy Focus, Inc.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

29268T102
(CUSIP Number)

Joseph P. Bartlett
The Law Offices of Joseph P. Bartlett, A Professional Corporation
1900 Avenue of the Stars, 20th Floor
Los Angeles, California 90067
(310) 584-1234
Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 12, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29268T102

1. Names of Reporting Person S.S. or I.R.S. Identificaiton No. of Above Person David Gelbaum, Trustee, The Quercus Trust
2. Check the Appropriate Box if a Member of a Group
(a) ☒ (b) ☐

3. SEC Use Only
4. Source of Funds PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power -0-
8. Shared Voting Power 5,310,638 (1)
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 5,310,638 (1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 5,310,638 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13. Percent of Class Represented by Amount in Row (11) 22.2%
14. Type of Reporting Person IN
__________________
(1) See Item 5(a) of this Amendment No. 13 for a more detailed explanation of the beneficial ownership and percentage of beneficial ownership of the Reporting Persons with respect to the shares of Common Stock of the Issuer.

CUSIP No. 29268T102

1. Names of Reporting Person S.S. or I.R.S. Identificaiton No. of Above Person Monica Chavez Gelbaum, Trustee, The Quercus Trust
2. Check the Appropriate Box if a Member of a Group
(a) ☒ (b) ☐

3. SEC Use Only
4. Source of Funds PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power -0-
8. Shared Voting Power 5,310,638 (1)
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 5,310,638 (1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 5,310,638 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13. Percent of Class Represented by Amount in Row (11) 22.2%
14. Type of Reporting Person IN
__________________
(1) See Item 5(a) of this Amendment No. 13 for a more detailed explanation of the beneficial ownership and percentage of beneficial ownership of the Reporting Persons with respect to the shares of Common Stock of the Issuer.

CUSIP No. 29268T102

1. Names of Reporting Person S.S. or I.R.S. Identificaiton No. of Above Person The Quercus Trust
2. Check the Appropriate Box if a Member of a Group
(a) ☒ (b) ☐

3. SEC Use Only
4. Source of Funds PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6. Citizenship or Place of Organization U.S.
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power -0-
8. Shared Voting Power 5,310,638 (1)
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 5,310,638 (1)
11. Aggregate Amount Beneficially Owned by Each Reporting Person 5,310,638 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13. Percent of Class Represented by Amount in Row (11) 22.2%
14. Type of Reporting Person OO
__________________
(1) See Item 5(a) of this Amendment No. 13 for a more detailed explanation of the beneficial ownership and percentage of beneficial ownership of the Reporting Persons with respect to the shares of Common Stock of the Issuer.

CUSIP No. 292687102

Item 1. Security and Issuer

This Amendment No. 14 to Schedule 13D (this "Amendment") amends and restates, where indicated, the statement on Schedule 13D relating to the common stock, par value $0.0001 per share, of the Issuer ("Common Stock"), filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (collectively, the "Reporting Persons") with the Securities and Exchange Commission (the "SEC") on August 31, 2007 and prior amendments thereto (collectively, the "Prior Schedules"). Capitalized terms used in this Amendment but not otherwise defined herein have the meanings given to them in the Prior Schedules. Except as otherwise set forth herein, this Amendment does not modify any of the information previously reported by the Reporting Persons in the Prior Schedules.

Item 4. Purpose of Transaction.

The shares of Common Stock were purchased by The Quercus Trust for investment purposes.  Subject to applicable securities laws and regulations, the Reporting Persons may dispose or acquire securities of the Issuer, including the Common Stock, depending upon the position of the market, the Issuer, and other factors.  The Reporting Persons have during the past five months sold Common Stock on the open market from time to time depending on market conditions. The purpose of the sales has been to obtain liquidity for The Quercus Trust.  Except as aforesaid, the Reporting Persons have no plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) As of the date of this Amendment, the Reporting Persons own the following securities of the Issuer:

(i)  5,141,888 shares of Common Stock.

(ii)  Vested option (right to buy) awarded on 2/26/09 to purchase 10,000 shares of Common Stock at an exercise price of $1.05 per share, which expires on 2/25/11 (the "February Option").

(iii) Vested option (right to buy) granted on 6/24/09 to purchase 8,750 shares of Common Stock at an exercise price of $0.60 per share, which expires on 2/25/11 (the "June Option" and together with the February Option, collectively, the "Options").

(iv) Warrant to purchase up to 150,000 shares of Common Stock at an exercise price of $0.01 per share (the "2009 Warrant").

In accordance with Rule 13D, the Reporting Persons may be deemed beneficial owners of approximately 5,310,638 shares of Common Stock representing 22.2% of the total outstanding shares of Common Stock as of the date of this Amendment, which are derived from a sum of (1) 5,141,888 shares of Common Stock and (2) 168,750 vested shares of Common Stock underlying the Options and the 2009 Warrant (collectively, the "Quercus Beneficial Ownership").

(b) The Reporting Persons have shared voting and dispositive power with respect to the Quercus Beneficial Ownership. Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over the Quercus Beneficial Ownership.

(c)   Since October 13, 2010, Quercus Trust has disposed of the following shares of Common Stock in open market transactions:

Date	Action	Quantity		Security	Price

10/13/2010	Sold	12,000	1.27-1.34	EFOI	1.3124
10/14/2010	Sold	16,000	1.18-1.30	EFOI	1.242
10/15/2010	Sold	15,000	1.18-1.22	EFOI	1.1808
10/18/2010	Sold	13,000	1.18-1.24	EFOI	1.2092
10/19/2010	Sold	9,000	1.19-1.26	EFOI	1.204
10/20/2010	Sold	13,000	1.12-1.16	EFOI	1.1301
10/21/2010	Sold	4,500	1.14-1.17	EFOI	1.1593
10/22/2010	Sold	6,000	1.16-1.2	EFOI	1.1839
10/25/2010	Sold	7,500	1.10-1.11	EFOI	1.1043
10/26/2010	Sold	9,600	1.11-1.13	EFOI	1.113
10/29/2010	Sold	6,500	1.11-1.2	EFOI	1.15
11/1/2010	Sold	7,500	1.10-1.15	EFOI	1.1239
11/3/2010	Sold	9,000	1.10-1.18	EFOI	1.1301
11/4/2010	Sold	7,500	1.1-1.15	EFOI	1.1107
11/5/2010	Sold	11,000	1.1-1.2	EFOI	1.1557
11/8/2010	Sold	7,500	1.1-1.19	EFOI	1.1222
11/9/2010	Sold	10,500	1.4-1.2	EFOI	1.162
11/10/2010	Sold	7,500	1.13-1.16	EFOI	1.138
11/11/2010	Sold	15,000	1.13-1.17	EFOI	1.1487
11/12/2010	Sold	121,500	1.10-1.3	EFOI	1.1922
11/15/2010	Sold	11,000	1.10-1.15	EFOI	1.1004
11/16/2010	Sold	10,700	1.10-1.10	EFOI	1.1
11/17/2010	Sold	9,000	1.10-1.12	EFOI	1.1016
11/18/2010	Sold	10,500	1.10-1.14	EFOI	1.102
11/22/2010	Sold	17,700	1.00-1.03	EFOI	1.0036
11/23/2010	Sold	4,400	1.00-1.01	EFOI	1
11/24/2010	Sold	6,700	1.00-1.01	EFOI	1.0021
11/26/2010	Sold	10,000	1.01-1.02	EFOI	1.0102
11/29/2010	Sold	14,600	1.02-1.03	EFOI	1.0220
11/30/2010	Sold	14,000	1-1.02	EFOI	1.0001
12/2/2010	Sold	10,000	1-1.01	EFOI	1.00
12/10/2010	Sold	22,600	1-1.02	EFOI	1.0020
12/13/2010	Sold	10,000	1-1.02	EFOI	1.0056
12/14/2010	Sold	5,000	1-1.02	EFOI	1.01
12/15/2010	Sold	12,200	1-1.01	EFOI	1
12/16/2010	Sold	5,500	1-1.03	EFOI	1
12/17/2010	Sold	50,000	1-1.03	EFOI	1.0147
12/21/2010	Sold	9,000	1	EFOI	1
1/4/2011	Sold	12,500	1-1.01	EFOI	1.0022
1/5/2011	Sold	2,000	1 – 1.06	EFOI	1
1/13/2011	Sold	15,000	1-1.01	EFOI	1.005
1/14/2011	Sold	68,500	1.04 – 1.09	EFOI	1.0523
1/18/2011	Sold	41,300	1.01-1.10	EFOI	1.0556
1/31/2011	Sold	42,000	1 – 1.06	EFOI	1.0061

The Reporting Persons undertake upon request by the staff to provide full information regarding the number of shares sold at each separate price.

(d)  Not applicable.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

(a)  Pursuant to the Power of Attorney filed as Exhibit "B" to this Amendment, Joseph Bartlett has been appointed as Attorney-In-Fact for Monica Chavez Gelbaum and for David Gelbaum.

Item 7. Material to Be Filed as Exhibits

Exhibit A:      Agreement Regarding Joint Filing of Amendment No. 14 to Schedule 13D

Exhibit B:  Power of Attorney for Monica Chavez Gelbaum and for David Gelbaum.

CUSIP No. 292687102

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.

Dated: February 11, 2011	/s/ Joseph P. Bartlett, as Attorney-In-Fact for Monica Chavez Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ Joseph P. Bartlett, as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ Joseph P. Bartlett, as Attorney-In-Fact for David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

CUSIP No. 29268T102

Exhibit A

Agreement Regarding Joint Filing of Amendment No. 14 to Schedule 13D

The undersigned agree that the Amendment No. 14 to Schedule 13D with respect to the Common Stock of Energy Focus, Inc. is a joint filing being made on their behalf.

Dated: February 11, 2011	/s/ Joseph P. Bartlett, as Attorney-In-Fact for Monica Chavez Gelbaum
David Gelbaum, Co-Trustee of The Quercus Trust

/s/ Joseph P. Bartlett, as Attorney-In-Fact for Monica Chavez Gelbaum
Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust

/s/ Joseph P. Bartlett, as Attorney-In-Fact for David Gelbaum
The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

CUSIP No. 29268T102

EXHIBIT B

POWER OF ATTORNEY

Monica Chavez Gelbaum and David Gelbaum each hereby constitutes and appoints Joseph P. Bartlett as his or her true and lawful attorney-in-fact and agent, acting alone, with full power and substitution and resubstitution, to sign on her behalf, individually and in each capacity stated below, all reports of beneficial ownership on Forms 3, 4 and 5, and reports on SC13D, of the Securities and Exchange Commission, and any and all amendments, exhibits and any other documents related thereto, and to file the same, with all exhibits thereto and any other documents in connection therewith, with the Securities and Exchange Commission under the Securities Exchange Act of 1934, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully and to all intents and purposes as such person might or could do in person, hereby ratifying and confirming each act that said attorney-in-fact and agent may lawfully do or cause to be done by virtue thereof.

This has been duly executed by the following persons in the capacities indicated on February 10, 2011.

Signature

/s/ Monica Chavez Gelbaum

/s/ David Gelbaum